EXHIBIT 23

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the registration statements (No. 333-97419, No. 333-107337, No. 333-110775, No. 333-110777, No. 333-123617 and No. 333-123620.) on Form S-8 of North State Bancorp and subsidiary of our report dated March 22, 2006 with respect to the consolidated balance sheets of North State Bancorp and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, which report appears in the annual report on Form 10-KSB of North State Bancorp and subsidiary for the year ended December 31, 2005.

/s/ Dixon Hughes PLLC
Raleigh, North Carolina
March 22, 2006